SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1

                                  Navtech, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   63935 10 0
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                   May 8, 2000
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)

    [X  ]  Rule 13d-1(c)

    [   ]  Rule 13d-1(d)





--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).



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CUSIP NO.63935 10 0                                   Page  2  of 7   Pages
         ----------                                         -     -
---------------------                            ----------------------------


1                  NAME OF REPORTING PERSON
                   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Republic Electronics Corporation  ("Republic")
                   Michael Ueltzen ("Ueltzen")
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                   GROUP*
                                                (a) [    ]
                                                (b) [    ]
3                  SEC USE ONLY

4                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Republic - Virginia
                   Ueltzen - U.S.A.

                       5          SOLE VOTING POWER
                                  Republic - 0
                                  Ueltzen - 0

      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                       6           SHARED VOTING POWER
                                   Republic - 250,000
                                   Ueltzen - 250,000

                       7           SOLE DISPOSITIVE POWER
                                   Republic - 0
                                   Ueltzen - 0

                       8           SHARED DISPOSITIVE POWER
                                   Republic - 250,000
                                   Ueltzen - 250,000

9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON
                       Republic - 250,000
                       Ueltzen - 250,000





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10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*
                       [   ]

11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       5.8%

12                     TYPE OF REPORTING PERSON*
                       Republic - CO
                       Ueltzen - IN
---------------------  --------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

         Navtech, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         2340 Garden Road, Suite 102
         Monterey, California 93940

Item 2(a)    Name of Person Filing:

         Republic Electronics Corporation ("Republic")
         Michael Ueltzen ("Ueltzen")

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         Republic:
         --------
         5801 Lee Highway
         Arlington, VA 22207

         Ueltzen:
         -------
         5801 Lee Highway
         Arlington, VA 22207

Item 2(c)    Citizenship:

         Republic:  Virginia
         Ueltzen: U.S.A.

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.001 per share

Item 2(e) CUSIP Number:

         63935 10 0

Item 3 This statement is not filed pursuant to Rule 13d-l(b) or 13d-2(b) or (c).

Item 4   Ownership.

         250,000 shares are held of record by Republic. None are held of record by Ueltzen. Ueltzen's beneficial ownership of shares is based solely on his being the majority shareholder, President and Chief Executive Officer of Republic.




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Item 4(a)    Amount Beneficially Owned as of September 26, 2001.

                  Republic: 250,000
                  Ueltzen: 250,000

Item 4(b)    Percent of Class:

                  Republic: 5.8%
                  Ueltzen: 5.8%

Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:     Republic:  -0-
                                                           Ueltzen:  -0-

         (ii) shared power to vote or to direct the vote:  Republic: 250,000
                                                           Ueltzen: 250,000

         (iii) sole power to dispose or to direct the disposition of:
                                                           Republic: -0-
                                                           Ueltzen: -0-

         (iv) shared power to dispose or to direct the disposition of:
                                                           Republic: 250,000
                                                           Ueltzen: 250,000

Item 5    Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Inapplicable.

Item 8 Identification and Classification of Members of the Group.

         Inapplicable.

Item 9    Notice of Dissolution of Group.

         Inapplicable.

Item 10   Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

(1) Agreement among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                               September 26, 2001
                               ------------------
                               Date

                               REPUBLIC ELECTRONICS CORPORATION

                               By: /s/ Michael Ueltzen
                                  ------------------------------
                                   Michael Ueltzen
                                   President, Chief Executive Officer

                                   /s/ Michael Ueltzen
                                  ------------------------------
                                   Michael Ueltzen

                                    EXHIBIT 1


                  The undersigned agree that the Amendment Number 1 to Schedule 13G to which this Agreement is attached is filed on behalf of each one of them.

Dated: September 26, 2001




                               REPUBLIC ELECTRONICS CORPORATION

                               By:  /s/ Michael Ueltzen
                                  ---------------------------------------
                                     Michael Ueltzen
                                     President, Chief Executive Officer

                                    /s/ Michael Ueltzen
                                 ----------------------------------------
                                     Michael Ueltzen